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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 1, 2002

Andina Bottling Company, Inc.

(Translation of registrant's name into English)

Avenida Andres Bello 2687
Piso 20, Las Condes
Santiago
Chile

(Address of principal executive offices)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

Cover Page of 6-K

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EMBOTELLADORA ANDINA S.A. (THE "COMPANY")
REPORT ON FORM 6-K

Attached is a free translation of the following documents recently filed by the Company with the Chilean Superintendency of Securities and Insurance:

Notice of a resolution at a regular Shareholders Meeting held on April 16, 2002 providing for the distribution of sums as interim dividend 132.

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EMBOTELLADORA ANDINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ J. Andres Olivos Bambach

J. Andres Olivos Bambach
Chief Financial Officer

Dated: July 1, 2002

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MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

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MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

<PAGE>

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

<PAGE>

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

<PAGE>

MATERIAL EVENT

CORPORATE NAME : EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY : 00124

TAXPAYER I.D. : 91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

<PAGE>

MATERIAL EVENT

CORPORATE NAME : EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY : 00124

TAXPAYER I.D. : 91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

<PAGE>

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

<PAGE>

MATERIAL EVENT

CORPORATE NAME : EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY : 00124

TAXPAYER I.D. : 91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 132

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 132:

a) $4.80 (four pesos and eighty centavos) per Series A share; and

b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning July 16, 2002. The Shareholders Registry will close on July 10, 2002 for payment of this dividend.

This dividend No. 132 will be paid together with Additional Dividend No. 131, approved by the same Meeting, which was informed to the Superintendency as a Material Event on April 17, 2002.

Santiago, June 25, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

212-455-3066
J_Mercado@stblaw.com

July 1, 2002

Re: Embotelladora Andina S.A.

Securities and Exchange Commission
Filing Desk
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Embotelladora Andina S.A. (the "Company"), we enclose for filing pursuant to Form 6-K of the Securities and Exchange Act of 1934, as amended, eight (8) copies of a free translation into English of the following documents recently filed by the Company: (i) notice of a resolution at a regular Shareholders Meeting held on April 16, 2002 providing for the distribution of sums as interim dividend 132.

Please acknowledge receipt of this letter and the enclosed filing by stamping the enclosed copy of this letter "received" and returning it to us in the self-addressed stamped envelope provided.

If we can be of any further assistance, please do not hesitate to contact Jaime Mercado (212-455-3066) of this office.